Exhibit 21

Subsidiary of Rubicon Financial Incorporated.

Name of Subsidiary	State of Incorporation	Percentage Ownership
Dial-A-Cup, Inc.	Nevada	100%
Rubicon Financial Insurance Services, Inc.	California	100%
Rubicon Real Estate & Mortgages, Inc.	California	100%
Rubicon Securities, Inc.	Nevada	100%
Grant Bettingen, Inc.	California	21%
AIS Financial, Inc.	California	24.9%
Maximum Financial Investment Group, Inc.	Michigan	24.9%